LGL Systems Acquisition Corp.

165 W. Liberty St., Suite 220

Reno, NV 89501

                        October 29, 2019

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LGL Systems Acquisition Corp.
Registration Statement on Form S-1
File No. 333-234124

Dear Mr. Ingram:

Reference is made to our letter filed as correspondence via EDGAR on October 25, 2019, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for October 29, 2019, at 4:00 PM Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time. We will advise the Staff as soon as possible once we are ready to again request effectiveness of the Registration Statement.

Very truly yours,

LGL SYSTEMS ACQUISITION CORP.

By:	/s/ Marc Gabelli
Name: Marc Gabelli
Title: Chief Executive Officer